Exhibit 99.1

IMRIS sterile wireless imaging coil and Monteris laser technologies combine for first time inside a VISIUS Surgical Theatre with iMRI

Intraoperative neurosurgical platforms offer precision and workflow improvement for ablating brain tumors

MINNEAPOLIS, Sept. 9, 2014 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the Company's InSituTM wireless coil and Monteris NeuroBlate® laser ablation system have been used together for the first time at a leading United States neuroscience center. This combination brought improved visualization and workflow in removing a patient's low-grade glioma brain tumor inside a VISIUS® Surgical Theatre.

"Using the sterile InSitu wireless coil with the NeuroBlate system streamlines the workflow for transitioning between intraoperative imaging and surgery and provides high-quality MR images for navigation," said Monteris President and CEO John E. Schellhorn.

The InSitu Coil is a sterile, wireless, ultra-lightweight and disposable imaging coil that eliminates the need to manage cables and heavy imaging coils typically draped and removed between intraoperative scans. Instead, this coil is secured directly to the sterile field, and provides an open window for direct access to the operative site for the manipulation of the NeuroBlate robotic laser thermotherapy probe or other surgical tools. The NeuroBlate System, a type of laser interstitial thermal therapy (LITT), applies focused energy under MR-guidance to ablate tumors through a minimally invasive approach, while the system's cooling technology helps avoid damage to adjacent healthy tissue.

The InSitu wireless coil enhances the image quality of MR images acquired by the VISIUS iMR scanner. The InSitu Coil remains in a consistent position during the procedure, eliminating the small fluctuations in the MR images that may be caused if using a coil that requires repositioning between scans.

"The experience of neurosurgeons has demonstrated that employing MR imaging and software-based visualization with the Monteris system allows the ablation of targeted tissue using minimally invasive techniques through very small holes in the skull," Schellhorn added.

IMRIS CEO and President Jay D. Miller said, "These two technologies working together inside the VISIUS Surgical Theatre is another example of where the IMRIS intraoperative MR facilitates minimally invasive neurosurgical workflows and high quality imaging with patient safety and improved outcomes in mind. The state-of-the-art VISIUS iMR is an effective platform for enabling new minimally invasive technologies that improve surgical results, particularly for precision into eloquent and difficult to reach areas of the brain. The InSitu Coil is the result of our core competency in designing intraoperative imaging solutions."

Allowing for serial scanning during neurosurgery without compromising patient safety, a VISIUS Surgical Theatre with high-field (1.5 or 3.0 Tesla) iMRI technology provides surgeons with on-demand access to real-time diagnostic quality imaging during the procedure. For brain tumor procedures, serial scanning gives the surgeon the ability to assess and decide to perform further resection to remove as much tumor as possible by clearly visualizing tumor and healthy brain tissue which otherwise are hard to differentiate.

Patient transport for imaging is not required with VISIUS iMRI as the scanner uniquely moves to the patient on ceiling-mounted rails. IMRIS also provides proprietary head fixation devices, imaging coils and OR tables for use in this unique and multifunctional intraoperative environment.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 61 leading medical institutions around the world.

About Monteris
Monteris Medical is a privately held company developing innovative MRI-guided, laser-based brain lesion therapy. Monteris Medical markets the NeuroBlate® System, a neurosurgical ablation device providing controlled therapy for difficult-to-treat brain lesions. Monteris also offers the AXiiiS® Stereotactic Miniframe; a single use platform for image-guided, stereotactic brain biopsy; and the AtamA™ Stabilization System for MRI-guided neurosurgical procedures requiring head fixation. www.monteris.com.

SOURCE IMRIS Inc.

Image with caption: "The IMRIS InSitu™ wireless coil has been used for the first time for MR-guided imaging with the Monteris Neuroblate® laser ablation system during a neurosurgical procedure at a leading United States hospital. (CNW Group/IMRIS Inc.)". Image available at: http://photos.newswire.ca/images/download/20140909_C8738_PHOTO_EN_42671.jpg

%CIK: 0001489161

For further information:

Kevin J. Berger
Marketing Communications Manager
IMRIS Inc.
Tel: 763-203-6332
Email: kberger@imris.com

For further Monteris information, please contact:
Danielle Lewis
Lazar Partners Ltd.
Tel: 212-843-0211
Email: dlewis@lazarpartners.com

CO: IMRIS Inc.

CNW 08:00e 09-SEP-14